UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-35884

KABUSHIKI KAISHA UBIC

(Exact name of registrant as specified in its charter)

UBIC, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Kounan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

UBIC, INC.

FORM 6-K

EXPLANATORY NOTE

This Form 6-K contains a press release in which UBIC, Inc. announced that it will enter into data security and big-data analysis targeting the healthcare and healthcare information technology industries, utilizing its own developed artificial intelligence based “VIRTUAL DATA SCIENTIST.” UBIC, Inc. will appoint Dr. John A. Norris, M.B.A., J.D., a former Principal Deputy Commissioner (second in command) and Chief Operating Officer of the U.S. Food and Drug Administration as a senior advisor for project reinforcement and active development, with a focus on healthcare cyber-security.

UBIC, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1                              Press release, dated September 2, 2014, entitled “UBIC Enters into Data Security and Big-Data Analysis Targeting the Healthcare Industry.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBIC, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: September 2, 2014